Exhibit 16.1

July 16, 2008

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements included under Item 4.01 in the Form 8-K dated July 15, 2008 of New Century Energy, Corp. (the "Company") to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal and our audits for the years ended December 31, 2007 and 2006, and our reviews of interim financial statements. We cannot confirm or deny that the appointment of Malone & Bailey, PC was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,
PMB Helin Donovan, LLP

/s/ PMB Helin Donovan, LLP

Houston, Texas